UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Science 37 Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
808644108
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 13, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
19,808,234 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
19,808,234 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,234 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)  The Reporting Person may be deemed to beneficially own 19,808,234 shares of the common stock, $0.0001 par value per share (the “Common Stock”), of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”), held by certain private investment vehicles managed by Redmile Group, LLC (the “Redmile Funds”). Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percent of class calculated based on 115,881,097 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Supplement No. 4 to the Prospectus dated April 20, 2022 as filed with the SEC on May 19, 2022 (the “Prospectus Supplement”).

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
19,808,234 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
19,808,234 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,808,234 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The Reporting Person may be deemed to beneficially own 19,808,234 shares of Common Stock held by the Redmile Funds. Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percent of class calculated based on 115,881,097 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Prospectus Supplement.

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,252,571
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,252,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,252,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 115,881,097 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Prospectus Supplement.

CUSIP No.: 808644108

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,472,228
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,472,228
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,472,228
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 115,881,097 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Prospectus Supplement.

This amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 18, 2021 (the “Prior Schedule 13D”), by Redmile Group, LLC, Jeremy C. Green, and Redmile Private Investments II, L.P., relating to the Common Stock of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”).

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, Redmile Private Investments II, L.P., a Delaware limited partnership (“RPI II”), and Redco II Master Fund, L.P., a Cayman Islands limited partnership (“RedCo II” and collectively with RPI II, Redmile and Mr. Green, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including the Redmile Funds. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is c/o Redmile Group, LLC, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Private Investments II, L.P.

RPI II is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of RPI II is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for RPI II. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo II Master Fund, L.P.

RedCo II is a Cayman Islands limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo II is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for RedCo II. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The following sentence is hereby added after the last paragraph in Item 3 of the Prior Schedule 13D:

On June 13, 2022, RedCo II completed cross trades with two other Redmile Funds using its working capital to acquire 6,472,228 shares of the Issuer’s Common Stock at a price of $3.38 per share. The transactions occurred simultaneously at no profit to the participating Redmile Funds and resulted in no change in the aggregate beneficial ownership of Redmile.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 19,808,234 shares of Common Stock held by the Redmile Funds (including (i) 7,252,571 shares of Common Stock held by RPI II, (ii) 467,380 shares of Common Stock held by RAF, L.P., (iii) 616,055 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (v) 11,472,228 shares of Common Stock issued to RedCo II). Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 115,881,097 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Prospectus Supplement.

(b)          Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,808,234

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,808,234

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,808,234

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,808,234

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,252,571

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,252,571

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 11,472,228

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 11,472,228

(c) The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 15, 2022	/s/ Jeremy C. Green
JEREMY C. Green

Dated: June 15, 2022	Redmile Private Investments II, L.P.
By: Redmile PRIVATE Investments II (GP), LLC, its general partner By: REDMILE GROUP, LLC, its managing member
/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: June 15, 2022	RedCO II MASTER FUND, L.P.
By: RedCo II (GP), LLC, its general partner
/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member